UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Tetra Tech, Inc.
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
                         (Title of Class of Securities)


                                   881-62G-103
                                 (CUSIP Number)


                                Daniel A. Whalen
                               5866 Ostrander Road
                                Oakland, CA 94618
                                  510-283-7700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 11, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

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                                Page 1 of 6 Pages

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CUSIP No.:  881-62G-103                                       Page 2 of 6 Pages
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(1) NAME OF REPORTING PERSON:  Daniel A. Whalen

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   468-5636-37

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)      |_|
                                                               (b)      |_|
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(3) SEC USE ONLY


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(4) SOURCE OF FUNDS*
     OO

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                   |_|

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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        NUMBER OF               (7)      SOLE VOTING POWER
          SHARES                               2,802,646
                            ----------------------------------------------------
       BENEFICIALLY             (8)      SHARED VOTING POWER
         OWNED BY                                109,194
                            ----------------------------------------------------
           EACH                 (9)      SOLE DISPOSITIVE POWER
        REPORTING                              2,802,646
                            ----------------------------------------------------
          PERSON               (10)     SHARED DISPOSITIVE POWER
           WITH                                  109,194
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         (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,911,840
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         (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          |_|

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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.9 %
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         (14)      TYPE OF REPORTING PERSON*

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer

     This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Tetra Tech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 670 North Rosemead Boulevard, Pasadena, California 91107.

     Included in this Statement are the shares of Series A preferred stock, par value $0.01 per share ("Preferred Stock"), of the Issuer beneficially owned by Daniel A. Whalen. Each share of Preferred Stock will be automatically converted into one share of Common Stock upon the filing of an amendment to the Certificate of Incorporation of the Issuer that increases the number of authorized shares of Common Stock to an amount sufficient to convert all of the then-outstanding shares of Preferred Stock (the "Amendment"). The Issuer has agreed to use commercially reasonable efforts to obtain the stockholder approval necessary for the Amendment.

     Item 2. Identity and Background

     (a)  Daniel A. Whalen (the "Reporting Person")

     (b)  Address: 5866 Ostrander Road, Oakland, California 94618

     (c) President and Chief Executive Officer of Whalen & Company, Inc. ("WhalenCo") and Whalen Service Corps Inc. ("Whalen Service," and together with WhalenCo, the "Whalen Companies"), with offices located at 3675 Mt. Diablo Boulevard, Suite 360, Lafayette, California 94549. The Whalen Companies assist their clients in the acquisition of sites for wireless telecommunications facilities.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.

     (f)  United States

     Item 3. Source and Amount of Funds or Other Consideration

     (a) Pursuant to the Agreement and Plan of Reorganization among the Issuer, the Whalen Companies, and the stockholders of the Whalen Companies dated June 11, 1997 (the "Agreement"), the Whalen Companies were merged with and into the Issuer. The stock of the Whalen Companies was converted into a right to receive 1,680,000 shares of Common Stock, 1,231,840 shares of Preferred Stock and other good and valuable consideration.

     (b) Pursuant to the Agreement, the size of the board of directors of the Issuer was increased to five members and Daniel A. Whalen was elected as a director.

     (c) Beneficial ownership of 1,617,000 shares of Common Stock is obtained through the direct ownership of such shares by the Reporting Person.

     (d) Beneficial ownership of 63,000 shares of Common Stock is derived from the reporting Person's position as co-trustee of six trusts established for the benefit of the Reporting Person's children. Each trust owns 10,500 shares of Common Stock.

     (e) Beneficial ownership of 1,185,646 shares of Common Stock is derived through the direct ownership of 1,185,646 shares of Preferred Stock by the Reporting Person. Such shares of Preferred Stock are convertible into shares of Common Stock in the manner described in Item 1 above.

     (f) Beneficial ownership of 46,194 shares of Common Stock is derived from the reporting Person's position as co-trustee of six trusts established for the benefit of the Reporting Person's children. Each trust owns 7,699 shares of Preferred Stock. Such shares of Preferred Stock are convertible into shares of Common Stock in the manner described in Item 1 above.

     Item 4. Purpose of Transaction

     The information set forth in the response to Item 3 above is incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer

     The response to Item 3 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 2,911,840 shares of Common Stock which constitutes approximately 17.9% of the 16,245,913 shares of Common Stock outstanding. The number of shares of Common Stock outstanding is the sum of the shares (i) represented to be outstanding by the Issuer in the Agreement and (ii) issued pursuant to the Agreement.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in the responses to Items 3 and 4 above is incorporated herein by reference.

         Item 7.  Material to be filed as Exhibits

         Not applicable



                  {remainder of page intentionally left blank}

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 1997



                                DANIEL A. WHALEN


                                /s/ Daniel A. Whalen
                                --------------------




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